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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

     1.   RADVision  Ltd.  Press  Release  dated  May  25,  2000  re  Hong  Kong
          Subsidiary.

     2. RADVision Ltd. Press Release dated May 30, 2000 re Strategic Alliance with Samsung.

                                                                          ITEM 1

RADVISION


For Immediate Release


Contact:

Karen Gurwitz                 David Seligman              Dan Hochberg
Dir. Corp. Communications     CFO                         Dir. Asian Operations
RADVision, Inc.               RADVision, Ltd.             RADVision
Tel: 201.529.4300, x305       Tel:+ 972.3.645.5446        Tel:+2801.4070
kgurwitz@radvision.com        Seligman@tlv.radvision.com  danh@tlv.radvision.com
www.radvision.com             www.radvision.com           www.radvision.com



                     RADVision to Open Hong Kong Subsidiary
 ASIAN OPERATIONS WILL SUPPORT INCREASING DEMAND FOR RADVISION'S MARKET-LEADING
                          V2OIP(TM) FAMILY PRODUCT LINE

Hong Kong, May 25, 2000 -- RADVision Ltd. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that it will open a fully owned subsidiary in Hong Kong. The Hong Kong office will provide comprehensive sales and marketing support to the rapidly expanding Asian market for next-generation IP communication networks, products and services. RADVision is committed to ensuring global accessibility and commercial deployment of the company's award-winning V2oIP products and technology.

RADVision's enabling software products provide the core technology used by leading voice and video over IP developers in Asia, including Australia, Japan, Korea, Singapore, Taiwan and Mainland China. RADVision's voice and video over IP products are distributed in Asia via an impressive network of distributors, including NTT-ME (Japan), U&I (Korea), IMAG (China) and CCL (Taiwan).

"As a global market leader, we made a strategic decision to strengthen our presence in the Asian market enabling us to work hand-in-hand with our local representatives in promoting the IP industry and the RADVision brand," said Dan Hochberg, RADVision's Director of Asian Operations. "To date, our Asian partners have successfully established a stronghold in this market. By working together we can further increase our market penetration and assure a high level of support for our Asian partners." Presence in local markets will provide RADVision with a keen insight into different market requirements throughout Asia, allowing for quick response to local demand. Furthermore, by actively participating in major industry events in Asia, RADVision has continued to assert its reputation as the global voice and video over IP leader. The company's expertise in H.323 and MGCP were clearly demonstrated at the China VoIP Conference on May 16-18 in Beijing where Dan Hochberg discussed the inter-relationship between the three protocols. Additionally, RADVision will share its expertise on MGCP in MGCP Korea (June 13, 2000) and MGCP Tokyo (June 14, 2000).

RADVision's extensive distribution network and insight into the IP industry has made it the leader in the real-time voice and video over IP communication industry throughout Asia. With the exponential growth of this market, RADVision will continue to be at the forefront of the real-time voice and video over IP technology.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 2

RADVISION                                                SAMSUNG
                                                               ELECTRO-MECHANICS



For Immediate Release

Contacts:

Karen Gurwitz                  David Seligman
Dir. Corporate Communications  CFO
RADVision, Inc.                RADVision, Ltd.
201.529.4300, ext. 305         972.3.645.5446
kgurwitz@radvision.com         seligman@tlv.radvision.com
http://www.radvision.com       http://www.radvision.com

Byung J Kang
Senior Manager
Samsung Electro-Mechanics
82.331.210.6639
cgokang@samsung.co.kr
http://www.sem.samsung.co.kr




            Samsung and RADVision Form Strategic Alliance to Develop
                                  VoIP Products

Tel Aviv, Israel, and Korea, May 30, 2000 --RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology needed for real-time voice and video communication over IP, and Samsung Electro-Mechanics, the leading manufacturer of applications solutions, today announced their establishment of a strategic alliance with the intent to cooperate in co-development and co-marketing of new products and applications in the field of Telephony over IP Networks.

This relationship brings together RADVision's expertise in both core technology and field proven IP telephony infrastructure products and Samsung's proven success in combining high technological skills and manufacturing capabilities as well as marketing expertise, to provide carriers, enterprises and developers with breakthrough technology and high-quality, cost-effective products and applications.

The companies will assign respective "task forces" comprised of professionals from both RADVision and Samsung that will work closely together in order to screen the relevant opportunities and define the exact target markets as well as design, plan and develop applications.

"Given their established reputation as a world market leader in wireless LAN and ADSL applications solutions, we are thrilled to be joining forces with Samsung to provide new and enhanced VoIP products and applications for our customers," says Shykeh Gordon, Chief Operations Officer, RADVision. "This alliance reflects the strong synergy between Samsung's superior technical and marketing abilities and RADVision's proven VoIP technology and OEM products, resulting in powerful, best of class IP communication solutions for our customers."

About Samsung Electro-Mechanics

Samsung Electro-Mechanics started out in 1973 as a maker of electronic parts and has played a key role in Korea's electronics industry ever since. They have amassed an impressive bank of technology, which has allowed them to become a global company. At the same time, Samsung Electro-Mechanics is preparing for the future through ongoing investment in new technology acquisition. The ambitious R & D program is creating core parts and components for the electronics industries-areas where cutting-edge technology is crucial. The people at Samsung Electro-Mechanics are proud to represent Korea's largest producer of parts and components, now standing tall on the world stage whilst continuing to develop and supply the parts and components that are essential for market-leading finished products.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice; video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                      Chief Financial Officer


Dated: May 30, 2000